

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 19, 2010

Mr. Ralph D. McRae
Chief Executive Officer
Leading Brands, Inc.
Suite 1800
1500 West Georgia Street
Vancouver, BC, CA V6G 2Z6

>   **Re: Leading Brands, Inc.**
>   **Form 20-F for Fiscal Year Ended February 28, 2009**
>   **Filed June 1, 2009**
>   **File No. 000-19884**
>   **Response Letter Dated February 25, 2010**

Dear Mr. McRae:

   We have reviewed your supplemental response letter filed February 25, 2010 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements
Note 19. Difference Between Canadian and United Stated Generally Accepted
Accounting Principles

1. We understand that you determine whether you pass step one of the goodwill impairment test under U.S. GAAP by calculating a projected EBITDA multiple and comparing it to the EBITDA multiples of other companies in your industry. You calculate the multiple by dividing your average enterprise value at the beginning and ending of the fiscal year by your estimate of projected EBITDA. If your calculated multiple falls within the range of multiples for your peers, then

you determine that you have passed step one of the goodwill impairment test. Please confirm whether our understanding is correct, and if not, clarify how you perform the impairment test.

2. When employing a valuation technique based on multiples of earnings, paragraph 25 of SFAS 142 sets forth that the companies that form the basis of comparison should have comparable operations and economic characteristics. Furthermore, the use of multiples would not be appropriate in situations in which the operations or activities of an entity are not of a comparable nature, scope or size. Please provide us with your analysis of the peer companies to which you compare yourself. The analysis should include a robust description of how each peer is comparable in nature of operations, activities, scope and size.

3. We note that you determine the fair value of your company using a market approach based on multiples of projected EBITDA. Paragraph 23 of SFAS 142 asserts that quoted market prices in active markets are the best evidence of fair value. However, the market price of an individual equity security may not be representative of the fair value of the reporting unit as a whole. Please reconcile the fair value of equity used in the impairment test with the actual market capitalization for a reasonable range leading up to February 28, 2009. We believe that your use of an average of the enterprise value on the dates of February 28, 2008 and 2009 in your computation of the fair value on February 28, 2009, is inappropriate because it diminishes the impact of events (e.g., the change in business plan from pursuing brand growth in the U.S. and focusing on bottling efforts in Canada) that occurred during the entire fiscal year that impact the fair value on the measurement date of February 28, 2009. If the reconciling differences between the market capitalization and fair value of equity may be attributed to marketability discounts or control premiums, please quantify such differences and provide us with objective support for the amount of each difference.

4. Please describe to us your expectations as to how you intend to grow your company going forward.

5. We note that your market capitalization has been below the book value of your equity for a span of *seven consecutive quarters* through February 28, 2010. Please explain to us how you intend to conduct your goodwill impairment test as of February 28, 2010, and provide any preliminary calculations to the extent you have them. In this regard, explain the approach that you intend to use to determine the fair value of your reporting unit and whether you intend to change any assumptions applied in developing your estimate of fair value.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services